Recent Developments– Effect of coronavirus outbreak on NIB financial instruments

With the recent and rapid development of the Covid 19 outbreak, the financial markets have experienced significant market movements. These market movements have resulted in unrealised losses on financial instruments NIB holds to hedge its interest rate risks and in its liquidity portfolio. These unrealized losses will affect NIB’s net income in the financial periods in which they are recorded.

The unrealised valuation loss on interest rate hedges arises mainly from the widening of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.) or the rates that are gradually replacing these reference rates . In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). The widening spread between the risk free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates the unrealised valuation loss on the books of NIB. It should be noted that as long as the Bank holds these transactions to maturity, such that they are not sold for a price based on their market value but instead perform until the contracts end, these losses would not be realized as the transactions will mature at par. The unrealized valuation loss on assets in the Bank’s liquidity portfolio arises from widening credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds with fixed and floating rate. When credit spreads widen, this results in negative valuations on the bonds. In periods with financial turbulence such as that currently being experienced all credit spreads tend to rise, which also affects NIB’s high quality bonds. It should be noted that as long as the Bank holds the bonds to maturity, such that they are not sold based on the current market value, the valuation losses would be reverted as the bonds will mature at par.

As the coronavirus outbreak continues to evolve, it is challenging to predict the full extent and duration of its business and economic impact on NIB and its customers. However, NIB believes it to be well capitalised and positioned to meet these challenges. As per March 20, 2020 the unrealised losses NIB has recorded to date on its financial instruments is less than the profit (excluding unrealised gains and losses on financial instruments) NIB budgeted for the full year 2020, which is, thus far, developing according to NIB’s planning.